Exhibit 99.31

PRESS RELEASE

BROOKFIELD OFFICE PROPERTIES CANADA TO HOLD
CONFERENCE CALL AND WEBCAST OF 2011 FIRST
QUARTER FINANCIAL RESULTS TUESDAY, MAY 10,
2011 AT 10:00 A.M. (E.T.)
—
Annual General Meeting of Unitholders May 9, 2011

TORONTO, April 13, 2011 — Brookfield Office Properties Canada announced today that its 2011 first quarter financial results will be released after the market close on Monday, May 9, 2011.  Analysts, investors and other interested parties are invited to participate in the company’s live conference call and webcast on Tuesday, May 10 at 10:00 a.m. (E.T.) to discuss with members of senior management the company’s results and current business initiatives.  Both the press release and the supplemental information package will be available on the website at www.brookfieldofficepropertiescanada.com.

Live audio of the call will be available via webcast at www.brookfieldofficepropertiescanada.com.  A replay of the webcast will be archived 24 hours after the end of the conference call and can be accessed for 90 days.

You may also participate by dialing into the live conference call toll free at 888-417-2254, pass code:  5861861.  To ensure your participation, please call five minutes prior to the scheduled start of the call.  The call will be archived for 30 days and can be accessed by dialing toll free at 888-203-1112, pass code:  5861861.

Annual General Meeting of Unitholders

Brookfield Office Properties Canada will hold its Annual General Meeting of unitholders on Monday, May 9 at 1:30pm ET at The Hockey Hall of Fame, 30 Yonge Street, Concourse Level, Toronto.

Brookfield Office Properties Canada Profile

Brookfield Office Properties Canada’s portfolio is comprised of interests in 19 premier office properties totaling 14.4 million square feet in the downtown cores of Toronto, Calgary and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldofficepropertiescanada.com.

Contact: Matthew Cherry, Director, Investor Relations and Communications
Tel: 416.359.8593; Email: matthew.cherry@brookfield.com